During the period covered by this report, the Board of Trustees of First Investors Equity Funds (the "Equity Trust") approved a change in the name of First Investors Value Fund, a series of the Equity Trust, to First Investors Equity Income Fund (the "Fund"); the name change was effective September 4, 2012. In connection with this name change, the Board of Trustees also approved a new policy for the Fund to invest, under normal circumstances, at least 80% of its net assets (including any borrowings for investment purposes) in equities. The Board of Trustees also approved a policy that the Fund will provide shareholders with at least 60 days' notice before changing this 80% policy.